(As filed with the Securities and Exchange Commission June 27, 2001)

                                                                File No. 70-9643


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post Effective Amendment No. 2)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     Progress Energy, Inc.                   Electric Fuels Corporation
     410 South Wilmington Street             MEMCO Barge Line, Inc.
     Raleigh, North Carolina  27602          Progress Rail Services Corporation
                                             Progress Metal Reclamation Company
                                             One Progress Plaza
                                             St. Petersburg, Florida  33701

           (Names of companies filing this statement and addresses of principal executive offices)

--------------------------------------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

--------------------------------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

--------------------------------------------------------------------------------

  The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Esq.                            William T. Baker, Jr., Esq.
     Associate General Counsel                    Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC         40 W. 57th Street, 25th Floor
     PEB 17B2                                     New York, New York  10019
     410 South Wilmington Street
     Raleigh, North Carolina  27602


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


     Post-Effective Amendment No. 1, as filed in this proceeding on March 28, 2001, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

     A.   Introduction.
          ------------

     By order dated November 27, 2000 in this proceeding (Holding Co. Act Release No. 27284) (the "Merger Order"), the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), which was then an exempt holding company with two public-utility subsidiaries, Carolina Power & Light Company, an electric utility company, and North Carolina Natural Gas Corporation, a gas utility company, to acquire all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company that owns all of the issued and outstanding common stock of Florida Power Corporation ("Florida Power"), in exchange for a combination of Progress Energy common stock, cash, and certain other securities. The transaction was consummated on November 30, 2000, and Progress Energy registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day.

     Under the terms of the Merger Order, the Commission reserved jurisdiction over Progress Energy's ownership of various non-utility subsidiaries and investments of Progress Energy and Florida Progress, including, among others, certain subsidiaries of Electric Fuels Corporation ("Electric Fuels"), Florida Progress's principal non-utility subsidiary. Progress Energy and Florida Progress have previously acknowledged in this proceeding that there is an issue as to whether certain of Electric Fuels' subsidiaries are retainable under the standards of Section 11(b)(1) of the Act. These subsidiaries were listed and referred to in the Merger Order as the "Specified EFC Subsidiaries." Progress Energy committed to file a post-effective amendment in this proceeding not later than November 30, 2001, in which it would either set forth the legal basis upon which it is entitled to retain the Specified EFC Subsidiaries (as well as the other subsidiaries of Progress Energy and Florida Progress over which the Commission has reserved jurisdiction) or, alternatively, commit to divest some or all of these non-utility investments.

     Section 11(b)(1) provides that the Commission "may permit as reasonably incidental, or economically necessary or appropriate to the operations" of a registered holding company system "the retention of an interest in any business
 . . . which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of such holding company system. Although the Commission has traditionally interpreted this provision as requiring an operating or
functional relationship 1   between the non-utility activity and the system's
core utility business, in its release promulgating Rule 58,2  the Commission


------------------------
1    See Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), affd. Michigan
     --- -----------------------------                        ----  --------
Consolidated Gas Company v. SEC, 444 F.2d 913 (1970).
------------------------    ---

2    Exemption of Acquisition by Registered Public-Utility Holding Companies
     -----------------------------------------------------------------------
of Securities of Nonutility Companies Engaged in Certain Energy-Related and
---------------------------------------------------------------------------
Gas-Related Activities, Holding Co. Act Release No. 26667 (Feb.14, 1997).
----------------------


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


stated that it "has sought to respond to developments in the industry by expanding its concept of a "functional relationship." The Commission concluded in the adopting release "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. With respect to diversified activities that fall outside the scope of Rule 58, the Division of Investment Management (the "Division") has recommended "a more flexible interpretation of the provisions of the Act concerning diversification. Specifically the Division contemplates an interpretation of the language of
Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business."3

     B.   Proposal to Divest Certain Operations of Electric Fuels.
          -------------------------------------------------------

     Prior to being acquired by Progress Energy, Florida Progress, as an exempt holding company, was free to invest in non-utility businesses and activities without the need to obtain prior Commission approval under the Act. Electric Fuels was originally organized as a subsidiary of Florida Power in 1976 and in 1977 and 1978 entered into the coal supply contracts with Florida Power that are still in force. Over the years, Electric Fuels' operations have grown dramatically through acquisitions of other businesses. As explained in the original Application/Declaration in this proceeding, Electric Fuels' operations are now organized into three business units: energy and related services, inland marine transportation, and rail services. The energy and related services business unit mines and sells coal to Florida Power for use at its Crystal River Energy Complex and to other utility and industrial customers. This business unit also produces and sells natural gas and synthetic fuel, and provides marine terminal services and offshore marine transportation. The inland marine transportation business unit, conducted through MEMCO Barge Line, Inc. ("MEMCO") and its subsidiaries (principally Elmwood Marine Services, Inc.), transports coal, petroleum coke, synthetic coal fuel, wood chips, limestone, steel products, lime, salt, fertilizer, grain and grain products and other bulk commodities and dry-bulk cargoes primarily along the Mississippi, Illinois and Ohio Rivers, using a fleet of river barges and towboats. The rail services business unit is conducted primarily through Progress Rail Services Corporation ("Progress Rail"), which, directly and through numerous subsidiaries of its own, markets, leases and sells railcars, railcar parts, and maintenance-of-way equipment, manufactures railcar parts and railcar repair equipment, and operates numerous railcar maintenance facilities. Progress Rail has operations in 24 states, Mexico and Canada. Another direct subsidiary of Electric Fuels, Progress Metal Reclamation Company ("Progress Metal"), operates a railcar scrapping and general metal recycling facility in Kentucky and also owns an interest in a company that owns and operates an auto shredding facility in West Virginia.


------------------------
3    See Report on the Regulation of Public-Utility Holding Companies,
     --- ------------------------------------------------------------
Division of Investment Management (June 1995), at 91.


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


     A list and description of each of the direct and indirect subsidiaries of MEMCO, Progress Rail and Progress Metal are included in Appendix A to the Merger Order, to which reference is made.

     Although MEMCO transports coal that is ultimately delivered to Florida Power's Crystal River Energy Complex, coal and other fuels represent only 10% of the total tonnage of all commodities that MEMCO transports. Likewise, although Progress Rail provides railcar repair services to Electric Fuels' fleet of railcars, this activity accounts for less than 1% of Progress Rail's overall business. Most of its revenues (approximately 99%) are derived from manufacturing, selling and leasing railcars and railcar parts to third parties, both in the United States and in Mexico and Canada, and from railcar services provided to third parties. Progress Metal derives most of its revenues from its railcar and auto scrapping operations.

     Progress Energy has concluded that MEMCO, Progress Rail and Progress Metal and their respective direct and indirect subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act. Although certain of the marine transportation assets of MEMCO are used to supply coal and other fuels for ultimate delivery to Florida Power and other customers, this activity accounts for a relatively small component of its operations, based on revenues and tonnage transported. Likewise, there is only a de minimis operating or functional relationship between the operations of Progress Rail and Progress Metal and Progress Energy's core utility operations.

     Accordingly, Progress Energy will undertake to sell or otherwise dispose of all of the stock or other ownership interests (including without limitation any membership interest in a limited liability company) that Electric Fuels holds, directly or indirectly, in MEMCO, Progress Rail and Progress Metal and their respective subsidiaries and/or the assets of any of these companies (such stock, other interests and assets collectively referred to hereafter as the "Non-Retainable EFC Interests"), in one or more transactions, to one or more purchasers.4 If the Commission concurs with Progress Energy's conclusion that such companies are not retainable, then it is requested that the order of the Commission in this proceeding: (1) recite that such sale or disposition is necessary or appropriate to the integration or simplification of the Progress Energy holding company system and to effectuate the provisions of Section 11(b)(1); (2) require Progress Energy to take the appropriate actions to cause Electric Fuels and/or any subsidiary, as the case may be, to complete the sale or disposition of the Non-Retainable EFC Interests not later than November 30, 2003; (3) require that the net proceeds from such sale or disposition be utilized within 24 months of the receipt thereof to retire or cancel securities representing indebtedness of Electric Fuels or otherwise expended for property other than "nonexempt property" within the meaning of section 1083 of the Internal Revenue Code, as amended (the "Code") or invested as a contribution to the capital, or as paid-in surplus, of another direct or indirect subsidiary of Electric Fuels; and (4) recite that such expenditure or investment by the transferor is necessary or appropriate to the integration or simplification of


------------------------
4    Prior to consummating the sale or other disposition of any of the
Non-Retainable EFC Interests, one or more of Electric Fuels' direct or indirect subsidiaries may be converted into a limited liability company, merged with each other, or liquidated (including by merger) into its parent company. Such corporate adjustments of Progress Energy's non-utility subsidiaries, to the extent jurisdictional under the Act, are permitted under the terms of the Commission's order dated December 12, 2000 in File No. 70-9659 (Holding Co. Act Release No. 27297).


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


the Progress Energy holding company system. This will enable Progress Energy to obtain the tax treatment for any gain on such sale or disposition provided for in section 1081 of the Code, as contemplated in the Merger Order.5

     C.   Other Matters.
          -------------

     Progress Energy intends to file a further post-effective amendment to address the legal basis for retaining Electric Fuels and its other operations (i.e., subsidiaries and assets other than the Non-Retainable EFC Interests), including the stock of any subsidiary whose assets are sold in accordance with the Commission's supplemental order in this proceeding, as well as the other subsidiaries and investments of Progress Energy over which the Commission has reserved jurisdiction in the Merger Order.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses incurred or to be incurred in connection with the filing of this Post-Effective Amendment are estimated at not more than $20,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     The divestiture of the Non-Retainable EFC Interests is required by Section 11(b)(1) of the Act.

ITEM 4.   REGULATORY APPROVAL

     No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction. The divestiture of the Non-Retainable EFC Interests will comply with all applicable state laws.

ITEM 5.   PROCEDURE

     Progress Energy requests that the Commission issue its supplemental order as soon as its rules allow directing Progress Energy to divest the Non-Retainable EFC Interests. Progress Energy (1) waives a recommended decision by a hearing officer, (2) requests that the Commissions supplemental order be effective as of the date issued, and (3) consents to the participation of the


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5    Section 1081(f) of the Code specifies that in order for section 1081 to apply to an exchange, investment, distribution or sale, the order of the Commission in obedience to which such transaction was made recites that such transaction is necessary or appropriate to effectuate the provisions of Section 11(b) of the Act and specifies and itemizes the stock and securities and other property which are ordered to be acquired, transferred, received or sold.
Section 1081(b)(2) of the Code further specifies that if property received in connection with any sale or disposition is "nonexempt property" (which is defined to include cash), then such nonexempt property must, within 24 months of the time of the transfer, in accordance with an order of the Commission, be expended for other property other than nonexempt property (which, under section 1081(b)(3), would include retirement of the transferor's indebtedness) or invested as a contribution to the capital, or as paid-in surplus, of another corporation, and the Commission's order must recite that such expenditure or investment by the transferor corporation is necessary or appropriate to the integration or simplification of the holding company system of which the transferor corporation is a member.


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


Division of Investment Management in the preparation of the Commission's supplemental order, unless said Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     F -  Opinion of Counsel


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PROGRESS ENERGY, INC.


                                        By: /s/ William D. Johnson
                                                ------------------
                                        Name:   William D. Johnson
                                        Title:  Executive Vice President,
                                                Secretary and General Counsel


                                        ELECTRIC FUELS CORPORATION
                                        MEMCO BARGE LINE, INC.
                                        PROGRESS RAIL SERVICES CORPORATION
                                        PROGRESS METAL RECLAMATION COMPANY


                                        By: /s/ Frank A. Schiller
                                                -----------------
                                        Name:   Frank A. Schiller
                                        Title:  Secretary

Date:  June 27, 2001


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